UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT
PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2017

VidAngel, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Item 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our 2016 audited financial statements appearing at the end of our Form 1-K, filed April 28, 2017, and the financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

The United States District Court for the Central District of California, or the Court, granted the motion for a Preliminary Injunction, or the PI, on December 12, 2016, in an action brought by Disney Enterprises, Inc. and three other content owners, or the Disney Litigation.

Prior to the PI, we resold a variety of movies and TV shows on Blu-Ray and DVD discs on our website, www.vidangel.com. What made us unique was that upon purchase of a disc, we provided our users with access to our proprietary and patented content filtering technology. This gave them the unprecedented ability to control, and/or direct, the viewing of the content they purchased by choosing to skip or mute certain scenes or language they personally, or viewers in their household, found objectionable. This service, or the Disc-Based Service, is currently suspended pending the outcome of the Disney Litigation.

The issuance of the PI required us to cease all business and revenue generating activities related to the plaintiffs’ copyrighted works. It had never been our intent to operate a business that violates US copyright law, so after the PI was issued we suspended all business and revenue-generating activities for all copyrighted works that we did not have permission to offer, and immediately began the process to appeal the PI to the 9th Circuit. The PI was affirmed by the 9th Circuit on August 24, 2017, and the Disc-Based Service will remain suspended pending the outcome of the Disney Litigation.

After shutting down our Disc-Based Service, we launched the following potential revenue generating projects:

In December 2016, we announced the designation of VidAngel Studios, a production studio with an emphasis on producing and distributing content that is inherently family friendly. Shortly after this announcement, we started pre-production on the first season of the Dry Bar Comedy series. Over the course of 3 ½ months, we filmed and produced over 50 individual comedy specials for various comedians throughout the United States who perform clean, family friendly, versions of their comedy. Many of these specials are already available for viewing on our website, and more are released weekly as the post-production work is completed. Since the announcement in January, VidAngel has received hundreds of submissions from various artists and directors hoping to produce their content with VidAngel Studios.

On June 13, 2017, we released the newest version of the VidAngel service to the public, or the LSS-Based Service. The LSS-Based Service provides filtering on top of popular Licensed Streaming Services, or LSSs, such as Amazon, Netflix, and HBO. To use the LSS-Based Service, customers must have a subscription to one, or more, of the supported LSSs, as well as a subscription to the VidAngel LSS-Based Service. By connecting their LSS account to their VidAngel account, customers can initiate their LSS video streams from within the VidAngel app and apply various filters as they deem appropriate for their private viewing. We then send a filtered version of the LSS stream to a device of their designation. The LSS-Based Service addresses all the economic concerns raised by the plaintiffs in the Disney Litigation, but is currently available only for non-plaintiff works. We are actively seeking a legal determination that the new service does not violate the law, prior to launching any plaintiff works currently available on LSSs we support. We charge a monthly fee of $7.99 for access to all available LSSs on the LSS-Based Service. These charges begin after an initial 30-day free trial period, during which customers may use the LSS-Based Service with any supported LSSs they have active subscriptions for.

Results of Operations

The following represents our performance highlights:

	For the Period Ended June 30,		Change
	2017	2016	2017 vs. 2016

Contribution profit:
Revenues	$190,666	$2,405,430	$(2,214,764)	-92%
Cost of revenues (Hosting)	521,422	815,284	(293,862)	-36%
Cost of revenues (Production)	684,006	-	684,006
Gross profit	(1,014,762)	1,590,146	(2,604,908)	-164%
Gross margin	-532%	66%

Revenues

We derive revenues from the following business activities:

●
Sale of DVD & Blu-Ray discs *
●
Rental fees charged for access to titles available for streaming
●
Tips collected for content creators
●
Ticket & concession sales for & during the Dry Bar Comedy set performances
●
Subscription fees paid for access to the LSS-Based Service
* This business activity is currently suspended pending the outcome of the Disney Litigation.

Revenues from the sale of DVD & Blu-Ray discs were related to unrecognized revenue from sales that occurred in FY 2016. With the issuance of the PI in the Disney Litigation, this source of revenue has been halted until the legality of the business model is determined by the courts.

Revenues for rental & tips collected were for titles that we offered for rental, either free of charge or for a small fee. These titles were available for viewing, once purchased, for a fixed period of 24 hours. Once that viewing window had closed, access to the title was removed, and any revenue related to the transaction was recognized. Tips are recognized upon receipt and distributed in accordance with specific agreements we have with the licensing parties.

Ticket & concession sales for Dry Bar Comedy shows are recognized once a show is complete. The revenue generated from the comedy shows is used to offset the cost of production of the specials.

We privately released the new LSS-Based Service on May 1, 2017. Only a handful of customers and investors were provided access to the early test service. Upon releasing the LSS-Based Service to the public on June 13,, 2017, all new customers were given a 30-day free trial. We charge a monthly subscription fee of $7.99 for the LSS-Based Service once the free trial period has lapsed.

The substantial decrease in revenues for 2017 is due to the PI issued in the Disney Litigation, the issuance of which forced us to cease nearly all of our revenue generating activities immediately.

The decrease in the cost of revenues in 2017, related to the video streaming & web hosting portion of the business, is due to scaling back our hosting and infrastructure costs as much as possible following the issuance of the PI in the Disney Litigation.

Operating Expenses

	For the Period Ended June 30,		Change
	2017	2016	2017 vs. 2016

Operating Expenses:
Cost of revenues (Hosting)	$521,422	$815,284	$(293,862)	-36%
Cost of revenues (Production)	684,006	-	684,006
Sales and marketing	408,926	2,836,930	(2,428,004)	-86%
General and administrative	910,541	525,802	384,739	73%
Legal	688,745	103,318	585,427	567%
Research and development	681,281	353,904	327,377	93%
Total Operating Expenses:	$3,894,921	$4,635,238	$(740,317)	-16%

We saw a significant decrease in the cost of revenues in 2017, attributable to the video streaming & web hosting portion of the business, when compared to the same period in 2016. With the issuance of the preliminary injunction in the Disney Litigation, we scaled back our server and infrastructure costs as much as possible. During the first 3 months of 2017, we were effectively operating the business at the minimum hosting cost level. Any further cost savings would have required the removal or archiving of data pertinent to the continuation of business operations. Beginning in April 2017, our hosting costs began increasing as we prepared for the launch of the new LSS-Based Service.

With the announcement, in December 2016, of the creation of VidAngel Studios, we saw a sizeable increase in costs related directly to the production of the Dry Bar Comedy series. These costs are largely being expensed immediately, with certain long-term asset purchases being amortized over their useful lives. The first season of Dry Bar Comedy finished shooting at the end of April 2017, and all episodes have either been released, or are in post-production. The second season of Dry Bar Comedy began shooting in June 2017, and shooting is scheduled to wrap up on September 29, 2017.

Following the issuance of the Preliminary Injunction in the Disney Litigation, we ceased sales and marketing activities related to the Disc-Based Service. The remaining sales and marketing expenses were related to advertising and public relations expenses incurred in the ongoing legal battle, the promotion of the Dry Bar Comedy series, and communicating with our many customers and investors.

The increases in general and administrative expenses were largely related to efforts to lobby members of Congress to amend the Family Movie Act to more explicitly protect the rights of American families to edit content they view within the privacy of their own homes.

The development of the LSS-Based Service was resource intensive and required significant investment to complete quickly. The increase in research and development expense is due to the added cost of hiring consultants to assist with the development and coding of the new system. We anticipate that these costs will increase as we build additional functionality, and add new Licensed Streaming Services to the LSS-Based Service.

The increase in legal expense is primarily due to the high cost of defending the merits of our service in the Disney Litigation. Legal expenses for fiscal year 2017 are expected to grow as we continue to defend the merits of our old service against the plaintiff’s damages and attorneys’ fee demands, and seek to expand our new service to include titles owned by the plaintiffs in the Disney Litigation.

Liquidity and Capital Resources

As of June 30, 2017, we had cash on hand of $6,272,354, of which $1,050,941 is restricted. We do not have any short or long-term notes payable.

We had a net operating cash deficit of $3,863,036 during the first six months of FY 2017. The launch of the LSS-Based Service on June 13, 2017, is expected to generate sufficient cash flows from the subscription revenues, by the end of FY 2017, to fund the continued operations of the business. If, for any reason, our ability to operate the LSS-Based Service is impeded, whether by additional litigation, interference from the LSSs, or our inability to maintain an acceptable user experience level, this will have a material impact on our financial position.

With the issuance of the PI in the Disney Litigation, we have seen a slight increase in the number of requests from customers to cash out the credit remaining in their accounts from the Disc-Based Service. As of June 30, 2017, the company has a deferred revenue liability of $5,571,824, of which a significant, but undeterminable, portion is represented by these refund liabilities. We currently estimate that the portion of the deferred revenue liability eligible for refund to be just over $4M as of June 30, 2017. We expect a reasonably high number of customers to use their credit balance to pay for the first few months of their subscription fee to the LSS-Based Service, but the actual rate is not yet determinable

Trends and Key Factors Affecting Our Performance

Disney Litigation

The issuance of the PI in the Disney Litigation has had, and will continue to have, a material impact on our financial position. We are currently prohibited from: (1) circumventing technological measures protecting the Plaintiffs’ copyrighted works on DVDs, Blu-rays, or any other medium; (2) copying the Plaintiffs’ copyrighted works, including but not limited to copying the works onto computers or servers; (3) streaming, transmitting or otherwise publicly performing or displaying any of the Plaintiffs’ copyrighted works over the Internet, via web applications, via portable devices, via streaming devices, or by means of any other device or process; or (4) engaging in any other activity that violates, directly or indirectly, the Plaintiffs’ anti-circumvention right under Section 1201 of the Copyright Act, 17 U.S.C. § 1201(a), or infringing by any means, directly or indirectly, the Plaintiffs’ exclusive rights under Section 106 of the Copyright Act, 17 U.S.C. § 106. Although the injunction applies only to works whose copyrights are owned by any of the four Plaintiffs, they have announced that they will seek leave of the District Court to add several of their subsidiaries as additional plaintiffs. Motion pictures whose copyrights were owned by the Plaintiffs, or their subsidiaries, comprised approximately 50% of titles enjoyed by our customers when the PI took effect.

On June 19, 2017, we filed a motion to clarify or construct the preliminary injunction with the District Court to determine whether VidAngel’s use of the new LSS-Based Service to filter and stream Plaintiffs’ movies would be entitled to fair use protection and, hence, not a violation of the preliminary Injunction. On August 2, 2017, the District Court denied that motion without prejudice.

On August 18, 2017, VidAngel filed a new motion seeking clarification that if its new LSS-Based Service differs meaningfully from the Disc-Based Service, VidAngel would not be in contempt of court for using it to filter and stream motion pictures owned by the Plaintiffs. The District Court denied that motion with prejudice on September 13, 2017.

On August 10, 2017, the District Court granted the Plaintiffs’ motion to dismiss all of our counterclaims, and one of our affirmative defenses. On August 31, 2017, we filed a motion seeking entry of final judgement on the dismissal of certain of our counterclaims as a means to commence an immediate appeal of the order dismissing those counterclaims. Oral argument thereon is currently scheduled for October 6, 2017.

On August 24, 2017, the 9th Circuit Court of Appeals affirmed the Preliminary Injunction granted by the District Court. Owing to that ruling, our Disc-Based Service will remain suspended pending the outcome of the Disney Litigation.

On September 1, 2017, the plaintiffs filed a motion for sanctions for frivolous motions to clarify in the District Court. Oral arguments are currently scheduled for September 29, 2017.

Following the ruling by the 9th Circuit we believe that a possible adverse outcome in the Disney Litigation is probable, and will likely have a material impact on our financial position, results of operations, and liquidity.

Utah Litigation

On August 31, 2017, we filed suit in the U.S. District Court for the District of Utah, Central Division, or the Utah District Court, naming Sullivan Entertainment Group, Inc., Marvel Characters, Inc., MVL Film Finance, LLC, Twentieth Century Fox Home Entertainment, LLC, Fox Digital Entertainment, Inc., Fox Broadcasting Company, Inc., New World Pictures, LTD., Castle Rock Entertainment, Inc., Turner Entertainment, CO., Village Roadshow Pictures Entertainment, Inc., Regency Entertainment (USA), Inc., and Metro-Goldwyn-Mayer Studios, Inc., as defendants, seeking declaratory relief for three (3) separate versions of our technology that we have used, or could use, for making imperceptible limited portions of motion pictures transmitted to customers for private viewing.

On September 22, 2017, we amended our complaint in the Utah District Court, adding New Line Productions, Inc. as a defendant and seeking declaratory relief as to the legality only of the LSS-Based Service and a hybrid system that avoids both decryption and our former buy/sell-back business model while allowing owners of DVD and Blu-Ray discs to have filtered versions of the original motion picture transmitted to a device of their choosing, for private viewing. We filed this action to gain confirmation that our new technology and business models comply with legal requisites in all respects, avoid the prospect of again litigating in an unfavorable forum, and protect ourselves from claims by the Disney Litigation Plaintiffs that the preliminary injunction entered therein applies to business models never contemplated by the court.

LSS-Based Service

We are currently operating our LSS-Based Service on top of existing services offered by Amazon, Netflix, and HBO, or the LSSs. Our service is dependent on functionality and data available from these LSSs, without which it could become difficult for us to provide our customers with the great user experience they have become accustomed to. Also, if the LSSs were to actively block, or attempt to block, our services, or institute changes into their systems that prevent us from verifying the validity of subscriber accounts, the user experience of our customers could suffer. If we are unable to maintain our user experience at an acceptable level or verify the validity of subscriptions to the LSSs, our ability to operate the LSS-Based Service could suffer. If we are unable to operate the LSS-Based Service, this will have a material impact on our financial position.

Item 2.
Other Information

None

Item 3.
Financial Statements

 VIDANGEL, INC.

VIDANGEL, INC.

Unaudited Financial Statements
For the Six Months Ended June 30, 2017 and 2016

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2017, and 2016. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgment, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2016, and 2015.

VIDANGEL, INC.
 Balance Sheets

As of June 30, 2017 and December 31, 2016

	June 30, 2017	December 31,
	(unaudited)	2016
Assets

Current assets:
Cash and cash equivalents	$5,221,412	$9,084,448
Restricted cash	1,050,941	1,506,754
Accounts receivable	-	359,232
Prepaid expenses and other	546,602	166,349

Total current assets	6,818,955	11,116,783

Movie inventory	1,618,184	1,745,183
Property and equipment, net	218,993	70,073

Total assets	$8,656,132	$12,932,039

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$136,061	$800,416
Accrued expenses	184,988	302,415
Deferred revenue	5,571,824	5,885,163
Escrow obligation	-	456,579

Total current liabilities	5,892,873	7,444,573

Commitments and contingencies

Stockholders' equity:
Common stock, $0.001 par value, 25,000,000 shares
authorized; 21,321,910 and 21,000,660 shares issued
and outstanding, respectively	21,322	21,001
Additional paid-in capital	13,166,913	12,203,478
Accumulated deficit	(10,424,976)	(6,737,013)

Total stockholders' equity (deficit)	2,763,259	5,487,466

Total liabilities and stockholders' equity (deficit)	$8,656,132	$12,932,039

See accompanying notes to financial statements.

VIDANGEL, INC.
 Statements of Operations

For the Six Months Ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)

Revenues, net	$190,666	$2,405,430

Operating expenses:
Cost of revenues	1,205,428	815,284
Selling and marketing	408,926	2,836,930
General and administrative	910,541	525,802
Legal	688,745	103,318
Research and development	681,281	353,904

Total operating expenses	3,894,921	4,635,238

Operating loss	(3,704,255)	(2,229,808)

Other income (expense):
Interest income	16,341	10,602
Interest expense	(49)	(27)
Other expense, net	-	-

Total other expense, net	16,292	10,575

Loss before income taxes	(3,687,963)	(2,219,233)

Provision for income taxes	-	-

Net loss	$(3,687,963)	$(2,219,233)

  See accompanying notes to financial statements.

VIDANGEL, INC.
Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2017 (unaudited) and the Year Ended December 31, 2016

				Additional		Total
		Common Stock		Paid-in	Accumulated	Stockholders'
	Class A Shares	Class B Shares	Amount	Capital	Deficit	Equity (Deficit)

Balance as of January 1, 2016	18,003,908	-	$18,004	$3,508,073	$(2,115,016)	$1,411,061

Issuance of common stock, net of issuance
costs of $307,166	-	2,991,752	2,992	8,665,099	-	8,668,091

Stock options excercised	5,000	-	5	2,495	-	2,500

Stock-based compensation expense	-	-	-	27,811	-	27,811

Net loss	-	-	-	-	(4,621,997)	(4,621,997)

Balance as of December 31, 2016	18,008,908	2,991,752	21,001	12,203,478	(6,737,013)	5,487,466

Issuance of common stock, net	-	321,250	321	963,435	-	963,756

Net loss	-	-	-	-	(3,687,963)	(3,687,963)

Balance as of June 30, 2017	18,008,908	3,313,002	$21,322	$13,166,913	$(10,424,976)	$2,763,259

  See accompanying notes to financial statements.

VIDANGEL, INC.
Statements of Cash Flows

For the Six Months Ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net loss	$(3,687,963)	$(2,219,233)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	103,205	5,795
Decrease (increase) in:
Restricted cash	455,813	-
Accounts receivable	359,232	11,179
Prepaid expenses and other assets	(380,253)	(264,566)
Movie inventory	126,999	(679,366)
Increase (decrease) in:
Accounts payable and accrued expenses	(781,782)	171,753
Deferred revenue	(313,339)	2,579,108
Escrow obligation	(456,579)	-

Net cash used in operating activities	(4,574,667)	(395,330)

Cash flows from investing activities:
Purchase of property and equipment	(252,125)	(37,525)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	963,756	-
Exercise of stock options	-	2,500

Net cash provided by financing activities	963,756	2,500

Net change in cash and cash equivalents	(3,863,036)	(430,355)

Cash and cash equivalents at beginning of period	9,084,448	1,910,880

Cash and cash equivalents at end of period	$5,221,412	$1,480,525

Supplemental disclosure of cash flow information:

Cash paid for interest	$49	$27

  See accompanying notes to financial statements.

VIDANGEL, INC.
Notes to Financial Statements

For the Six Months Ended June 30, 2017 (unaudited)

1. Basis of Presentation
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2017, are not indicative of the results expected for the entire fiscal year.

2. Description of Organization and Summary of Significant Accounting Policies
Organization
VidAngel, Inc. (the “Company”) was incorporated on November 13, 2013, as a Utah limited liability company. On February 7, 2014, the Company converted to a Delaware corporation. The Company has developed, and sells, the most widely used filtering technology available, that gives customers the unprecedented ability to remove objectionable content from motion pictures they watch in their own homes. The Company also produces its own original comedy series for fun and family-friendly laughs.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, estimated life and salvage value of discs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of June 30, 2017, these cash equivalents consisted of money market accounts.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2017 (unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Movie Inventory
Movie inventory includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value. Movie inventory is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie inventory is depreciated over the estimated economic useful life to the estimated salvage value. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for obsolete inventory was necessary as of June 30, 2017.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Leasehold improvements	1 year

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s assets to be impaired as of June 30, 2017.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2017 (unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition – Disc-Based Service
The Company operates multiple business operations that have unique revenue recognition challenges. Prior to December 2016, the Company resold Blu-Ray and DVD discs to its customers for a fixed price of $20. This offering has been suspended following the issuance of a Preliminary Injunction in litigation the Company is currently facing, see Note 3. Upon purchase of discs, customers agree to have the Company retain physical custody of the purchased discs until they either request to have the discs shipped to them directly or sell the discs back to the Company at an agreed price, which reduces $1 per day for DVD discs, and $2 per day for Blu-Ray discs. While customers own the discs, the Company gives them access to a patented video streaming technology that permits them to direct their individual viewing experience by allowing them to remove audio or video segments that contain material they consider objectionable. Access to this technology is available for the entire period during which customers own the discs purchased from the Company, and is extinguished when the customer sells the disc back to the Company. Revenue is recognized when all the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) services have been rendered, (3) the Company’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured.

The Company separates its revenue transactions into two pools based on length of time of disc ownership – short-term and long-term ownership of discs.

Transactions classified as short-term ownership of discs exhibit a very short ownership period, with customers usually selling the disc back to the Company within 5 hours.  For these transactions, the Company recognizes revenue on a daily basis, in an amount equal to the daily reduction in the sell-back price from the customer to the Company ($1 or $2 per day), and ceasing upon the customer’s sale back of the disc.  Approximately 99.5% of the Company’s transactions are short-term.

Transactions classified as long-term that exhibit a longer period of ownership – typically in excess of 20 days.  A majority of the customers entering long-term transactions appear to be building a library of movie titles, and may own the associated discs indefinitely.  The Company estimates the expected period of the long-term transactions, and recognizes revenue based on a subscription model, or ratably over the expected term.

Cash received from customers prior to recognition of revenue is recorded as deferred revenue.

On December 29, 2016, the Company complied with a preliminary injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 3.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2017 (unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Recognition – Licensed Streaming Service Based Service
Beginning in June 2017, the Company began offering a subscription service for filtering of content available from certain Licensed Streaming Services, or LSS’s. Revenues for this service are recognized ratably over each monthly membership period. Revenues are presented net of any taxes collected and remitted to governmental authorities. Deferred revenue consists of membership fees collected that have not been recognized and gift cards or other prepaid credits that have not been fully redeemed.

Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $123,224 for the six months ended June 30, 2017.

3. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business.  The Company has received, and may in the future continue to receive, claims from third parties. Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s financial position, results of operations, or liquidity.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are deemed probable of recovery.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2017 (unaudited)

3. Commitments and Contingencies Continued
The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of the date of this report management has determined that an adverse outcome is now probable, but not estimable, and has not accrued any estimated losses related to these matters. Expectations may change in the future as the litigation and events related thereto unfold. For the six months ended June 30, 2017 the Company incurred $688,745 in legal and litigation costs, which are included in legal expenses in the accompanying statements of operations.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters.

The Company has determined that an adverse outcome in litigation brought by Disney Enterprises, Inc., Twentieth Century Fox Film Corporation, and Warner Bros, Entertainment, Inc, joined by LucasFilm Ltd, LLC, or, collectively, the Plaintiffs, is probable. The Plaintiffs are seeking monetary damages, costs, and attorneys’ fees related to their claims that the Company violated their exclusive rights under US copyright law. The Company does not believe that the amount of the loss can be reasonably estimated at this time, and therefore has not accrued any losses related to the litigation.

4. Related Party Transactions
The Company has a marketing services contract with an entity owned by one of the Company’s stockholders. For the six months ended June 30, 2017, and 2016, the Company incurred expenses of $206,377 and $2,166,989 respectively, to the related party for marketing services.

Item 4.
Exhibits

All item 4 Exhibits to this Semiannual Report are incorporated herein by reference in EDGAR to the Part II Item 8 Exhibit List of our Form 1-K filed on April 28, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on September 27, 2017.

VidAngel, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	September 27, 2017
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Director of Finance	September 27, 2017
Patrick Reilly	(Principal Financial and Accounting Officer)

/s/ Dalton Wright	Director	September 27, 2017
Dalton Wright

/s/ Paul Ahlstrom	Director	September 27, 2017
Paul Ahlstrom